Exhibit 1.02

Cyberonics, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This Conflict Minerals Report of Cyberonics, Inc. (this “Report”) has been prepared for the reporting period from January 1, 2013 to December 31, 2013 of Cyberonics, Inc. pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement disclosure and reporting requirements pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”).  The Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”).  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  The Rule imposes certain reporting requirements on SEC registrants who manufacture or contract to manufacture products that include Conflict Minerals, if such Conflict Minerals are necessary to the functionality or production of the products.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “Conflict Undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

1.	Company Overview

This Report has been prepared by the management of Cyberonics, Inc. (“Cyberonics,” “we,” “us,” “registrant,” or “our”).  Cyberonics is a medical technology company with core expertise in neuromodulation.  It does not include the activities of variable interest entities that are not required to be consolidated.

Cyberonics is a medical technology company with core expertise in neuromodulation.  The company developed and markets the VNS Therapy System®, which is FDA-approved for the treatment of refractory epilepsy and treatment-resistant depression.  The VNS Therapy System uses an implanted medical device that delivers pulsed electrical signals to the vagus nerve.  Cyberonics offers the VNS Therapy System in selected markets worldwide.

Cyberonics’s VNS Therapy System includes the following:

●	an implantable pulse generator to provide appropriate stimulation to the vagus nerve;
●	a lead that connects the pulse generator to the vagus nerve;
●	a surgical instrument to assist with the implant procedure;
●	equipment to enable the treating physician to set the pulse generator stimulation parameters for the patient;
●	instruction manuals; and
●	magnets to suspend or induce stimulation manually.

Additional information on Cyberonics and the VNS Therapy System is available at www.cyberonics.com.

2.	Our Policy and Team

We strive to conduct our activities in a manner that reflects our mission and Code of Conduct – which includes being a good corporate citizen, dealing fairly in business, behaving ethically, supporting a safe and healthy workplace, doing business in an environmentally responsible manner, and complying with applicable law. We are committed to ensuring that our supply chain reflects our values and beliefs, including adherence to principles of responsible sourcing for materials for our products. As part of our commitment, Cyberonics supports the goals and objectives of Section 1502 of the Dodd Frank Act that requires public companies to determine the sourcing of conflict minerals used in their products and that we expect our suppliers to support our efforts to comply with the Dodd Frank Act and to proactively identify and make every effort to eliminate the use of any conflict minerals in our supply chain. In addition, we expect our suppliers to conduct business operations in an ethical manner and to comply with our Code of Conduct and all applicable laws related to environmental responsibility, workplace health and safety, and human resources. We have established a cross-functional team to implement our conflict mineral compliance strategy and policy. This team has executive level involvement and access to various subject matter experts from such areas as sourcing, procurement, legal and finance.

3.	Due Diligence Process

In our due diligence process, Cyberonics first determined which of our products contained Conflict Minerals necessary to the functionality or production of such products.  We then conducted a good faith reasonable country of origin inquiry (“RCOI”) with respect to Conflict Minerals contained in our products by assessing our supply chain in accordance with guidance from the Organization for Economic Cooperation and Development (“OECD”).

In conducting our RCOI, we:

●	Determined which of our manufactured products contain Conflict Minerals;
●	Identified our suppliers that manufactured or contracted to manufacture products containing Conflict Minerals in 2013; and
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With the assistance of a third party service provider, contacted such suppliers and conducted due diligence regarding the presence, source, and chain of custody for any Conflict Minerals present in components we purchased from them.

The RCOI was designed to determine whether any Conflict Minerals originated in the Covered Countries.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. We do not purchase minerals directly from mines, smelters or refiners and therefore must rely on our direct suppliers to provide information on the origin of the minerals contained in components and materials supplied to us or products manufactured for us.

We conducted a survey using the EICC GeSI conflict minerals survey template. This template is developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

We surveyed 73 suppliers based on our direct material expenditures in 2013.  Responses were tracked and reported on a weekly basis. As of May 9, 2014, we received responses from 91.8% of the suppliers surveyed. Our due diligence process included reviewing the responses against criteria developed to determine which responses require further investigation with suppliers. We worked directly with our partner, IHS Global Inc., to gain additional information and to receive revised responses as necessary.

Based on the information received in the due diligence process, we do not have sufficient information to determine the country of origin of all Conflict Minerals in our products.  As part of our due diligence efforts and risk management plan, we intend to include a clause to our supplier contracts that requires the suppliers to provide information about the sourcing of conflict minerals and smelters and to ensure that suppliers are conducting due diligence on the source and chain of the conflict minerals. We expect it will take several years to ensure that all our supplier contracts contain appropriate flow-down clauses as our contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. Therefore, we expect to add these new provisions as our contracts are renewed or when entering into new contracts.

4.	Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not each of the products qualify as “DRC conflict free,” as defined under the Rule.  Accordingly, the Company has reasonably determined that each of its products is “DRC conflict undeterminable,” as defined in the Rule.

Cyberonics has implemented a committee to continue its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in Cyberonics’ products do not originate in the Covered Countries. We have also taken the following mitigating actions:

●	Including a conflict minerals clause in new or renewed supplier contracts.
●	Engaging with suppliers to increase the response rate and improve the content of the supplier survey responses.
●	Maintaining a detailed database of supplier responses.
●	Implementing a Conflict Minerals task force to ensure ongoing compliance.